Management's Discussion and Analysis

For the three and six months ended June 30, 2020

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the three and six months ended June 30, 2020 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2020. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of August 5, 2020, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Description of the Business

Osisko Gold Royalties Ltd and its subsidiaries are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a North American focused portfolio of 138 royalty, stream and offtake interests, including its cornerstone asset, a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. Furthermore, the Company owns the Cariboo gold project in Canada and invests in equities of exploration and development companies.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where the Company feels it is uniquely positioned to create value and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - Second Quarter of 2020

  Gold equivalent ounces ("GEOs1 ") earned of 12,386 (compared to 19,651 GEOs in Q2 20192 );
  Revenues from royalties and streams of $28.7 million (compared to $33.8 million in Q2 2019);
  Cash flows provided by operating activities of $15.4 million (compared to $21.4 million in Q2 2019);
  Net earnings of $13.0 million, $0.08 per basic share (compared to a net loss $6.5 million, $0.04 per basic share in Q2 2019);
  Adjusted earnings3  of $5.7 million, $0.03 per basic share3 (compared to $8.2 million, $0.05 per basic share in Q2 2019);
  Withdrew the 2020 production guidance in April as a result of the uncertainties related to the COVID-19 pandemic impact;
  Closed a non-brokered private placement of $85.0 million with Investissement Québec;
  Improved its silver stream on the Gibraltar mine by investing $8.5 million to reduce the transfer price from US$2.75 per ounce of silver to nil;
  Commercial production was declared by the operator of the Eagle Gold mine on July 1, 2020, on which the Company holds a 5% NSR royalty;
  As a result of the COVID-19 pandemic, several of Osisko's assets were temporarily placed on care and maintenance by our operating partners during the second quarter, but the affected assets have now largely resumed operations; and
  Declared a quarterly dividend of $0.05 per common share paid on July 15, 2020 to shareholders of record as of the close of business on June 30, 2020.

Highlights - Subsequent to June 30, 2020

  Released production guidance for the third and fourth quarter of 2020 of 33,000 to 35,000 GEOs; and
  Declared a quarterly dividend of $0.05 per common share payable on October 15, 2020 to shareholders of record as of the close of business on September 30, 2020.

________________________________________________

1     GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.

2      Three months ended June 30, 2019 or second quarter of 2019 ("Q2 2019").

3      "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management's Discussion and Analysis.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties have announced temporary operational restrictions due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of June 30, 2020, most operators have restarted their activities and have reached or are expected to reach their pre-COVID-19 level of operations in the near term, with the exception of the Renard diamond mine on which an impairment was taken during the three months ended March 31, 2020. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates. As part of the contingency plan developed by the Company, it closed its offices in March and provided employees with adequate equipment to allow them to safely work remotely from home. The Company has also suspended non-essential travels for all employees as well as non-essential work at its Cariboo gold project, including exploration and development activities. Exploration and development activities have recently resumed under strict health and safety measures.

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko's producing royalty, stream and other interests:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Gold
Canadian Malartic royalty	4,999	8,595	11,695	16,750
Éléonore royalty	629	1,865	2,405	4,016
Seabee royalty	723	682	1,429	1,559
Eagle Gold royalty(i)	911	-	1,523	-
Island Gold royalty	518	423	1,053	893
Pan royalty	298	268	788	752
Matilda stream	187	217	432	491
Lamaque royalty(ii)	162	252	334	471
Brucejack offtake(iii)	-	534	-	844
Vezza royalty(iv)	-	292	-	521
Other	144	132	360	474
	8,571	13,260	20,019	26,771
Silver
Mantos stream	1,545	1,376	3,858	2,709
Sasa stream	809	943	1,790	2,019
Gibraltar stream	590	433	1,064	966
Canadian Malartic royalty	70	112	180	234
Other	166	111	486	194
	3,180	2,975	7,378	6,122
Diamonds
Renard stream(v)	141	2,543	2,055	5,153
Other	36	99	57	142
	177	2,642	2,112	5,295
Other metals
Kwale royalty	446	759	1,017	1,194
Other	12	15	19	22
	458	774	1,036	1,216
Total GEOs	12,386	19,651	30,545	39,404

(i) The Company received its first royalty from the Eagle Gold mine in October 2019. The operator declared commercial production on July 1, 2020.

(ii) The Lamaque royalty was reduced from 1.7% to 0.85% in July 2019 following the buy-back of 50% of the royalty by the operator.

(iii) The Brucejack offtake was sold on September 15, 2019.

(iv) The Vezza mine has ceased its operations in 2019.

(v) In April 2020, the mine was placed on care and maintenance for an indefinite period of time, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Gold(i)	$1,711	$1,309	$1,645	$1,307
Silver(i)	$16	$15	$17	$15

Exchange rate (US$/Can$)(iii)	1.3853	1.3377	1.3651	1.3336

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

Osisko owns a portfolio of 138 royalties, streams and offtakes assets, as well as 38 royalty options. The portfolio consists of 125 royalties, 9 streams and 4 offtakes. Currently, the Company has 17 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets
Producing	11	5	1	17
Development (construction)	7	4	2	13
Exploration and evaluation	107	-	1	108
	125	9	4	138

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction
North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Eagle Gold(i)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Renard(ii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold	Alamos Gold Inc.	1.17-2.55% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico
Lamaque South	Eldorado Gold Corporation	0.85% NSR royalty	Au	Canada

Outside of North America
Mantos Blancos	Mantos Copper Holding Sp	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iii)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(iii)	Diamonds	Brazil
Matilda	Blackham Resources Limited	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Amulsar(iv)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	3% NSR royalty(v)	Ag, Cu	USA
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Marban	O3 Mining Inc.	0.425% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
Windfall Lake	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Eagle Gold mine poured its first gold bar in September 2019 and the Company received its first royalty in October 2019. The operator declared commercial production at the Eagle Gold mine on July 1, 2020.

(ii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine). In April 2020, the mine was placed on care and maintenance for an indefinite period of time, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19.

(iii) Gross revenue royalty ("GRR").

(iv) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 23.4% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(v) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(vi) The 4% NSR royalty held by Osisko on the Cariboo gold project is not presented as Osisko is now the owner of the project following the acquisition of Barkerville Gold Mines Ltd. ("Barkerville") on November 21, 2019.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Main producing Assets

NORTH AMERICA
GIBRALTAR
75% Ag Stream
SEABEE
3% NSR
ÉLÉONORE
2-3.5% NSR
RENARD
9.6% Diamond Stream
EAGLE
5% NSR
LAMAQUE
0.85% NSR
BALD MOUNTAIN
1-4% NSR
CANADIAN MALARTIC
5% NSR
PAN MINE
4% NSR
PARRAL
100% Au, Ag Offtake
ISLAND GOLD
1.17-2.55% NSR
SOUTH AMERICA
MANTOS
100% Ag Stream
BRAUNA
1% GRR
OTHERS
- SASA 100% Ag Stream
- KWALE 1.5% GRR
- MATILDA 1.65% Au Stream

Geographical Distribution of Assets

105
6
3
2
9
13

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). Canadian Malartic is Canada's largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South and East Gouldie zones, which are underground deposits located below and adjacent to the Canadian Malartic mine.

Update on operations

On February 13, 2020, Agnico Eagle provided a forecast for Canadian Malartic of 660,000 ounces of gold in 2020 (including 15,500 gold ounces related to the Barnat pit), 690,000-710,000 in 2021 and 650,000-670,000 in 2022. On April 30, 2020, Yamana provided an updated guidance for Canadian Malartic for 2020 of 550,000 ounces of gold which takes into account the COVID-19 shutdown impact and subsequent ramp-up activities. Operations at the Canadian Malartic mine were placed on care and maintenance following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak from March 24 to April 14, 2020. Mining activities gradually resumed at the Canadian Malartic mine with health, hygiene and physical distancing measures implemented to meet or exceed the requirements of the Government of Québec, including the Québec department of Public Health and the Province's Committee on Standards, Equity, and Occupational Safety (CNESST).

Yamana reported production of 113,750 ounces of gold during the second quarter at Canadian Malartic. The ramp-up progressed faster than expected after the temporary care and maintenance period and mill throughput in both May and June exceeded 60,000 tonnes per day, partially offsetting the impacts from the downtime and lower production rates during the ramp-up in April.

Update on exploration and evaluation activities

The Partnership continues to advance studies related to the underground mineral resources at Canadian Malartic, and it is continuing exploration efforts with 10 diamond drill rigs to define and expand underground mineral resources. Installation of surface infrastructure and development of an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing, is expected to begin in August 2020.

Agnico also reported a first inferred mineral resource of 2.8 million ounces of gold at the East Gouldie zone (25.6 million tonnes grading 3.34 grams per tonne ("g/t") Au) at December 31, 2019. At East Malartic, inferred mineral resources of 2.4 million ounces of gold were added with the inclusion of deeper portions of the deposit between 1,000 metres and 1,800 metres depth, increasing total inferred mineral resources at East Malartic to 5.2 million ounces of gold (78.8 million tonnes grading 2.05 g/t Au). At the Canadian Malartic mine, the Partnership is expected to spend $15.0 million for 90,000 metres of exploration and conversion drilling primarily focused on declaring new inferred mineral resources at the East Gouldie zone and infilling the current inferred mineral resources in the zone to convert them into indicated mineral resources by year-end 2020. In addition to the drilling at East Gouldie, the Partnership was planning to spend another $10.0 million on 22,000 metres of exploration drilling to test other regional targets at Canadian Malartic and on studies. Yamana announced that this budget was increased from $25.0 million to $30.0 million to allow for additional drilling.

The substantial increases in mineral resources, particularly at the East Gouldie and East Malartic zones, have the potential to eventually replace mineral reserves currently being mined from the Canadian Malartic pit. The Partnership continues to evaluate the Odyssey project with consideration being given to potential new development synergies between the various zones at East Gouldie, Odyssey, East Malartic and Canadian Malartic. Subject to a positive development decision, initial production could potentially start in 2023. The Partnership is evaluating scenarios to optimize the project.

For more information, refer to Agnico's press release dated February 13, 2020 entitled "Agnico Eagle Reports Fourth Quarter And Full Year 2019 Results - Record Annual And Quarterly Gold Production; Production Guidance Outlines 18% Growth Through 2022 With Declining Unit Costs In 2021 And 2022; Pipeline Projects Continue To Advance; Quarterly Dividend Increased", Agnico's press release dated March 24, 2020 entitled "Agnico Eagle Provides Further Update on Québec and Nunavut Operations", Agnico Eagle's press release dated April 14, 2020 entitled "Agnico Eagle Provides Update on Resumption of Operations in Québec", Yamana's press release dated April 30, 2020 entitled "Yamana Gold Provides Revised 2020 Production Outlook" and Yamana's press release dated July 13, 2020 entitled "Yamana Gold Announces Preliminary Second Quarter 2020 Results; Further Balance Sheet Improvements; Ramp-Up At Canadian Malartic Completed Faster Than Anticipated With Record Tonnes Milled In May", all filed on www.sedar.com as well as the Canadian Malartic mine website at www.canadianmalartic.com.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives an NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 2, 2019, Newmont provided 2020 guidance on the Éléonore mine of 355,000 ounces of gold. On March 23, 2020, Newmont withdrew its 2020 guidance as a result of the COVID-19 pandemic and on July 30, 2020, Newmont released new guidance of 190,000 ounces of gold for 2020 for Éléonore as a result of the COVID-19 pandemic impact on production. In addition, during the Newmont second quarter 2020 earnings conference call held July 30, 2020, Newmont mentioned that it had revised its annual production target for Éléonore to 250,000 ounces of gold.

On March 23, 2020, the operation was placed into care and maintenance after consultation with the local First Nation communities in an effort to mitigate the risk of transmission of the virus to the remote northern communities and to comply with the Québec government's restriction on non-essential travel within the province. The Québec government lifted restrictions on April 14 and Newmont commenced engagement with the Cree First Nation Grand Council and the Cree Health Board to determine an acceptable path forward to protect its workforce and communities. In early May, Éléonore began ramping-up operations and the mill restarted at the end of May.

On February 13, 2020, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. Proven and probable gold mineral reserves and resources were reduced by approximately 50% compared to the last update (June 30, 2018) by Goldcorp Inc., after depletion. Proven and probable gold mineral reserves as of December 31, 2019 totaled 1.3 million ounces (7.4 million tonnes grading 5.31 g/t Au). Measured and indicated gold mineral resources as of December 31, 2019 were estimated at 0.4 million ounces (2.8 million tonnes grading 4.55 g/t Au). Inferred gold mineral resources as of December 31, 2019 were estimated at 0.6 million ounces (3.4 million tonnes grading 5.21 g/t Au).

For additional information, please refer to Newmont’s press release dated December 2, 2019 entitled “Newmont Provides 2020 and Longer-term Outlook” and Newmont press release dated February 13, 2020 entitled “Newmont Reports 2019 Gold Mineral Reserves of 100 Million Ounces, Largest in Company History”, Newmont’s press release dated May 5, 2020 entitled “Newmont Announces Solid First Quarter 2020 Results”, Newmont’s press release dated May 19, 2020 entitled “Newmont Provides Updated 2020 Outlook and Confirms Long-term Guidance” and Newmont’s press release dated July 30, 2020 entitled “Newmont Announces Solid Second Quarter 2020 Results”, all filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada, approximately 375 kilometres north of the capital city of Whitehorse, and approximately 85 kilometres from the town of Mayo. The property covers an area of approximately 555 km2 and is the site of the company's Eagle Gold deposit. The Eagle Gold mine poured its first gold on September 18, 2019. The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a new Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine for refining and Osisko received its first delivery under the royalty agreement in October 2019. Commercial production was declared on July 1, 2020.

Update on operations

On July 7, 2020, Victoria announced production of 13,828 ounces of gold for a total of 38,896 ounces of gold for the first half of 2020.

On July 14, 2020, Victoria provided inaugural guidance for the second half of 2020 of 85,000 to 100,000 ounces of gold. The range of the production provided takes into consideration both the continued material uncertainties caused by the COVID-19 pandemic as well as the final ramp up from commencement of commercial production through to full capacity production. The company expects gold production to continue to ramp-up to full capacity over the third and fourth quarters of 2020.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

For additional information, please refer to Victoria's press release dated July 7, 2020 entitled "Victoria Gold's Eagle Gold Mine Produces 13,828 Ounces of Gold in June" and Victoria's press release dated July 14, 2020 entitled "Victoria Gold Provides Inaugural Guidance For The Eagle Gold Mine, Yukon Territory", both filed on www.sedar.com.

Mantos Blancos Stream (Mantos Copper Holding Sp)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper Holding Sp ("Mantos"), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (1.7 million ounces have been delivered at June 30, 2020), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko.

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the second quarter of 2020 (189,979 ounces of payable silver) was lower than the first quarter of 2020 (205,375 ounces of payable silver), due to lower grade (7.74 g/t vs 8.38 g/t) and lower recovery (76.4% vs 80.1%), which was partially offset by higher material milled.

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") continued with detailed engineering, procurement and construction underway. The project progress has been impacted by the COVID-19 pandemic, resulting in delays in engineering development and construction activities as well as delays in the delivery of key equipment items and material due to temporary closure or slowdown of fabricators. Preliminary impact is estimated at three months of delay in the main milestones. A re-scheduled plan with mitigation and recovery actions to minimize the schedule impacts is in preparation.

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation.

Update on operations

On July 9, 2020, Central Asia reported sales of 176,655 ounces of payable silver in the first half of 2020.

For more information on the Sasa mine, refer to Central Asia's press release dated July 9, 2020, entitled "H1 2020 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On April 14, 2020, SSR Mining reported that the Seabee gold operations produced a record 29,521 ounces of gold in the first quarter of 2020, a 34% increase from the fourth quarter of 2019, largely due to higher gold mill feed grade. Gold sales totaled 27,714 ounces for the first quarter.

On March 25, 2020, SSR Mining announced that its Seabee operation was undertaking a voluntary suspension of operations due to the threat of the COVID-19 virus and was placed into temporary care and maintenance. SSR Mining will continue to assess public health and government circumstances to determine whether to restart Seabee or extend the care and maintenance period.

SSR Mining's guidance for gold production at Seabee in 2020 was estimated between 110,000 to 120,000 ounces, prior to the mine being put on care and maintenance. Exploration expenditures at Seabee were estimated to total $12.0 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019. The Fisher property is not covered by this royalty.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

For more information, refer to SSR Mining's press release dated January 15, 2020 entitled SSR Mining Reports Fourth Quarter 2019 and Full Year 2019 Production Results and 2020 Operating Guidance", SSR Mining's press release dated March 25, 2020 entitled "SSR Mining Announces Temporary Suspension of Seabee Gold Operation" and SSR Mining's press release dated April 14, 2020 entitled "SSR Mining Reports First Quarter 2020 Production Results", all filed on www.sedar.com.

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross revenue royalty on the rutile, ilmenite and zircon produced from the Kwale mine (Central and South Dunes orebodies), operated by Base Resources Limited ("Base Resources") and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

In July 2020, Base Resources reported highlights of its June 2020 quarter operations.  Mining operations continued steadily on the South Dune orebody with mined tonnage of 4.3 million tonnes at an average grade of 3.9% heavy mineral, both in line with the previous quarter. COVID-19 mitigation measures remains in place aimed at protecting the health and safety of the employees and neighbouring communities, including substantially modified workplace practices, with a reduced on-site workforce and a focus on hygiene and social distancing measures to minimise the risk of COVID-19 transmission. Production in the second quarter reached 84,843 tonnes of ilmenite, 19,035 tonnes of rutile and 7,590 tonnes of zircon.

For more information on the Kwale mine, refer to Base Resources' quarterly activities report for the June 2020 quarter available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. As of June 30, 2020, a total of 0.6 million ounces of silver have been delivered under the stream agreement.

In April 2020, Osisko invested an additional $8.5 million to amend the silver stream to reduce the transfer price from US$2.75 per ounce of silver to nil. The amendment is effective for ounces deliverable after April 25, 2020.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.17% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

On December 11, 2019, Alamos provided its 2020 guidance for Island Gold of 130,000 to 145,000 ounces of gold. Due to COVID-19, operations were suspended on March 25, 2020 given the large portion of the workforce operating on a fly-in, fly-out basis and being housed within a camp located directly within the local community. Alamos withdrew its 2020 guidance on April 2, 2020. Island restarted the Island Gold mine operations in May 2020.

On July 29, 2020, Alamos updated its production guidance for Island Gold of 130,000 to 140,000 ounces of gold following the impact of COVID-19.

On July 29, 2020, Alamos reported gold production of 19,400 ounces in the second quarter of 2020, compared to  38,800 ounces in the first quarter of 2020, reflecting the impact of COVID-19 as well as lower mining rates and grades mined and processed.

On July 14, 2020, Alamos reported results of the positive Phase III Expansion Study conducted on its Island Gold mine. Based on the results of the study, the company announced that it would be proceeding with an expansion of the operation to 2,000 tonnes per day ("Shaft Expansion"). This follows a detailed evaluation of several scenarios which demonstrated the Shaft Expansion as the best option, having the strongest economics, being the most efficient and productive scenario, and the best positioned to capitalize on further growth in mineral reserves and resources. The Phase III Expansion Study highlight a potential average annual gold production of 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 72% increase from the mid-point of previously issued 2020 production guidance. In addition, it forecast a 16-year mine life, double the current eight year mineral reserve life. This estimate is based on a mineable mineral resource of 9.6 million tonnes grading 10.45 g/t Au containing 3.2 million ounces of gold.

On July 13, 2020, Alamos reported additional high-grade intercepts beyond existing mineral resources across multiple areas of focus at Island Gold.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

On February 18, 2020, Alamos reported that mineral reserves and resources increased at Island Gold by a combined 921,000 ounces of gold, net of mining depletion, including a 21% increase in proven and probable mineral reserves to 1.22 million ounces (3.6 million tonnes grading 10.37 g/t Au), a 46% increase in inferred mineral resources to 2.30 million ounces (5.4 million tonnes grading 13.26 g/t Au) with grades also increasing 13% reflecting higher grade additions in Island East.

For more information, refer to Alamos' press release dated December 11, 2019 entitled "Alamos Gold Provides 2020 Production and Operating Guidance", Alamos' press release dated February 18, 2020 entitled "Alamos Gold Reports Mineral Reserves And Resources For The Year-Ended 2019", Alamos' press release dated March 24, 2020 entitled "Alamos Gold Announces 14 Day Suspension of Operations at Island Gold and Provides Update on Other COVID-19 Measures", Alamos' press release dated April 2, 2020 entitled "Alamos Gold Provides Update on Mulatos and Island Gold Operations", Alamos' press release dated April 29, 2020 entitled "Alamos Reports First Quarter 2020 Results", Alamos press release dated July 13, 2020 entitled "Alamos Gold Reports Additional High-Grade Intercepts Beyond Existing Mineral Resources Across Multiple Areas of Focus at Island Gold", Alamos' press release dated July 14, 2020 entitled "Alamos Gold Announces Phase III Expansion of Island Gold to 2,000 tpd" and Amalos's press release dated July 29, 2020 entitled "Alamos Reports Second Quarter 2020 Results", all filed on www.sedar.com.

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, Stornoway Diamonds (Canada) Inc., which is considered as an associate since.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway announced in April that it has decided to keep the mine on care and maintenance for the time being, given the structural challenges still affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. Osisko expects that Stornoway will seek to restart operations once favorable market conditions return.

For additional information, please refer to Stornoway's press release dated April 14, 2020 entitled "Stornoway Extends Care and Maintenance Period at Renard Diamond Mine", available on www.stornowaydiamonds.com.

Amulsar Stream (Lydian Canada Ventures Corporation)

Osisko, through OBL, owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian Canada Ventures Corporation ("Lydian") and located in southern Armenia.

Update on corporate activities

Since June 2018, illegal blockades have prevented access to the company's Amulsar project. Despite its many public statements that there is no legal basis on which to prevent the company's development of the Amulsar project, the Government of Armenia has failed to remove the illegal blockades and restore lawful access to the site.

In December 2019, Lydian announced that it had applied to the Ontario Superior Court of Justice for protection under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure its business and financial affairs.  The court extended the protection until June 30, 2020.

In July 2020, the company was privatized to reduce the carrying costs while working to resolve the illegal blockades and restart construction activities. As a result of the reorganization, Osisko became a 23.4% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project, an associate of Osisko.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Back Forty Stream (Aquila Resources Inc.)

Osisko owns an 18.5% gold stream (to be reduced to 9.25% after the delivery of 105,000 gold ounces) and a 85% silver stream on the Back Forty project, owned by Aquila Resources Inc. ("Aquila"), and located along the mineral-rich Penokean Volcanic Belt in Michigan's Upper Peninsula, USA. Aquila completed a preliminary economic assessment in 2014 that demonstrated strong economics and published results of an open pit feasibility study on August 1, 2018. Aquila has received the four key permits required to commence construction and operations at Back Forty. The company will work to secure additional permits prior to construction, including a dam safety permit in 2020. Gold production is targeted to reach a total of 468,000 ounces over the seven-year mine life, including 135,000 ounces in the first year. The stream agreement includes ongoing transfer payments to Aquila of 30% of the gold spot price (with a maximum of US$600 per ounce) and US$4.00 per ounce of silver.

For more information on the Back Forty project, refer to Aquila's web site (www.aquilaresources.com) and press releases filed on www.sedar.com.

Impairment of assets

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended following the order by the Government of Québec to close all non-essential businesses in response to the COVID-19 outbreak, and on April 14, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, Stornoway announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream.

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, the expected long-term diamond prices per carat, a post-tax real discount rate of 8.1% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco Resources Ltd. ("Falco").

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the three and six months ended June 30, 2020, Osisko acquired equity investments for $15.0 million and $24.8 million, respectively, and disposed of equity investments for $3.1 million and $3.4 million, respectively.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at June 30, 2020 (in thousands of dollars):

Investments	Carrying value(i)	Fair value(ii)
	$	$
Associates	123,907	229,739
Other	88,449	88,449
	212,356	318,188

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at June 30, 2020 for public entities and internal valuations for privately-owned entities.

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at June 30, 2020:

Company	Number of Shares Held	Ownership
		%
Osisko Mining	50,023,569	14.7
Osisko Metals	29,877,397	17.9
Falco	41,385,240	18.3

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and a 1% NSR royalty on other properties held by Osisko Mining. A feasibility study on the Windfall Lake property is expected in 2020.

In June 2020, Osisko Mining closed a $177 million "bought deal" brokered private placement. The net proceeds received from the placement will be used to advance the company's Windfall Lake gold project as well as for working capital and general corporate purposes. Osisko participated in the private placement and bought 4,054,000 units for a subscription amount of $14.8 million. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full warrant entitles the holders to acquire one common share of Osisko Mining for 18 months from the closing date of the placement at a price of $5.25.

In February 2020, Osisko Mining announced an updated mineral resource estimate on Windfall Lake, increasing the indicated mineral resource estimate by 60% (added 452,000 ounces) and the inferred mineral resource estimate by 66% (added 1,572,000 ounces). The indicated mineral resources on the Windfall Lake gold project are now estimated at 1,206,000 ounces (4,127,000 tonnes grading 9.1 g/t Au) and inferred mineral resources are estimated at 3,938,000 ounces (14,532,000 tonnes grading 8.4 g/t Au), entirely above 1,200 metres vertical depth.

For more information, refer to Osisko Mining's press release dated February 19, 2020 entitled "Osisko Windfall Updated Mineral Resource Estimate", filed on www.sedar.com.

In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. In October 2018, through the construction of an exploration ramp, Osisko Mining achieved access to Zone 27, wireframe 115, which was selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. In December 2018, Osisko Mining released preliminary results from the first 2,078 tonnes mined. Results from processing 5,500 tonnes mined from Zone 27 bulk sample returned an average grade of 8.53 g/t Au. The bulk sample average grade was 26% higher than predicted by infill drilling on the resource block model. In December 2019, Osisko Mining announced results from processing 5,716 tonnes mined from the Lynx Zone exceeded expectations, returning an average grade of 17.8 g/t Au. For more information, refer to Osisko Mining's press release dated July 17, 2018 entitled: "Osisko Delivers Positive PEA For Windfall Project", Osisko Mining's press release dated June 11, 2019 entitled "Osisko Windfall Zone 27 Bulk Sample Returns 8.53 g/t reconciled" and Osisko Mining's press release dated December 11, 2019 entitled "Osisko Lynx Bulk Sample Returns 17.8g/t Au reconciled head grade, all filed on www.sedar.com.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

As at June 30, 2020, the Company holds 50,023,569 common shares representing a 14.7% interest in Osisko Mining (15.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 1.5% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp.

Pine Point

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73 Pb), representing approximately 25.5% of the declared tonnage in the updated 2020 mineral resource estimate. Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91 Pb).

The Pine Point mining camp has an inferred mineral resource of 52.4 million tonnes grading 4.64% zinc and 1.83% lead (6.47% ZnEq) as per the 2019 mineral resource estimate. Please refer to the NI 43-101 Technical Report entitled "Mineral Resource Estimate Update Pine Point Lead-Zinc Project" dated December 19, 2019 and filed on www.sedar.com for further information.

Bathurst

The Bathurst mining camp has indicated mineral resources of 1.96 million tonnes grading 5.77% zinc, 2.38% lead, 0.22% copper and 68.9 g/t silver (9.00% ZnEq) and inferred mineral resources of 3.85 million tonnes grading 5.34% zinc, 1.49% lead, 0.32% copper and 47.7 g/t silver (7.96% ZnEq) in the Key Anacon and Gilmour South deposits. Please refer to the Technical Report entitled "NI 43-101 Maiden Resource Estimate for the Bathurst Mining Camp, New Brunswick, Canada" dated April 4, 2019 and filed on www.sedar.com for further information.

As at June 30, 2020, the Company holds 29,877,397 common shares representing a 17.9% interest in Osisko Metals (17.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco's press release dated October 16, 2017 and entitled: "Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project" and filed on www.sedar.com.

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco.

On February 22, 2019, Osisko entered into an agreement to provide Falco with a secured senior loan of $10.0 million. The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on December 31, 2020. The loan will be used for the advancement of the Horne 5 Project and for general corporate purposes.

In addition to being subject to the applicable legal framework, the development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from its principal neighbor (the "Neighbor")  is subordinated to the entering into a comprehensive financial guarantee arrangement with the Neighbor in order to provide adequate financial protection to this operation.  Once this condition precedent will be achieved, Falco and its Neighbor will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of the Neighbor's operation, the whole, in accordance with the agreed upon contractual framework.  Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with its Neighbor and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. A comprehensive financial guarantee framework has been submitted to its Neighbor.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

For more information, refer to Falco's press release dated August 19, 2019 entitled: "Falco provides Horne 5 project development update" and filed on www.sedar.com.

On February 11, 2020, Falco announced the acquisition of Golden Queen Mining Consolidated Ltd. ("Golden Queen"), which closed on March 27, 2020. Through this non-cash transaction, Falco gained access to approximately $4.2 million of cash at the closing of the transaction.

For more information, refer to Falco's press release dated March 27, 2020 entitled: "Falco Completes Acquisition of Golden Queen Mining Consolidated" and filed on www.sedar.com.

In July 2020, Benoit Brunet, Osisko's Vice-President, Business Strategy, was appointed to the board of directors of Falco.

As at June 30, 2020, the Company holds 41,385,240 common shares representing an 18.3% interest in Falco (19.9% as at December 31, 2019). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in the regions in which it has significant assets;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies in the sustainability areas on projects where Osisko has a direct or indirect interest.

Mining Exploration and Evaluation / Development Activities

Cariboo gold project.

During the three and six months ended June 30, 2020, investments in mining assets and plant and equipment amounted to $11.5 million and $26.4 million, respectively, mostly on the Cariboo gold property, including $1.1 million and $5.4 million, respectively, in exploration and evaluation activities.

On November 21, 2019, Osisko acquired the Cariboo gold project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. Osisko plans to advance the Cariboo gold project with partners through its North Spirit Discovery Group platform.

In September 2019, Barkerville filed an independent preliminary economic assessment ("PEA") prepared in accordance with National Instrument 43-101 for its 100% owned Cariboo gold project. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold pre-concentration plant in Wells and gold processing in its existing upgraded Quesnel River mill, for an after-tax internal rate of return of 28%. For more information, refer to Barkerville's NI 43-101 Technical Report dated September 17, 2019 and entitled "Preliminary Economic Assessment of the Cariboo Gold Project", filed on www.sedar.com under Barkerville's profile.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

In July 2019, Barkerville filed a mineral resource estimate update for the Cariboo gold project. Measured and indicated mineral resources are estimated at 2.4 million ounces of gold (13.2 million tonnes grading 5.6 g/t Au), a 50% increase from the 2018 resource. Inferred mineral resources are estimated at 1.9 million ounces of gold (12.0 million tonnes grading 5.0 g/t Au). The mineral resource estimate incorporates the Cow and Valley Zones on Cow Mountain, Shaft and Mosquito Creek Zones on Island Mountain and BC Vein and Bonanza Ledge on Barkerville Mountain at a cut-off grade of 3.0 g/t Au. The resource is defined over 6 kilometres of Barkerville's 67-kilometre-long land package. Osisko plans a $10.0 million infill and exploration program in 2020 at Cariboo. For more information, refer to Barkerville's NI 43-101 Technical Report dated July 11, 2019 and entitled "NI 43-101 Technical Report and Mineral Resource Estimate Update for the Cariboo Gold Project, British Columbia, Canada", filed on www.sedar.com under Barkerville's profile.

Presently, Osisko is carrying out on site activities on the Cariboo gold property, investing in exploration activities (approximately $10.0 million planned in 2020), reclaiming certain historical sites and advancing technical studies towards a feasibility study and permitting. As a result of the COVID-19 pandemic, exploration activities had been temporarily suspended at the Cariboo gold property to ensure the health and security of the employees, but have resumed activities in June.

Properties under earn-in agreements (James Bay area)

In 2016, Osisko entered into earn-in agreements with Osisko Mining. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining Inc. ("O3 Mining"), including properties under earn-in agreements with Osisko. As a result of the earn-in agreements, the exploration and evaluation activities had been significantly reduced.

Under the Kan earn-in agreement, Osisko Mining had the option to earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period. The Company received notice from Osisko Mining in the first quarter of 2019 that the threshold had been reached. Therefore, a 100% interest in the Kan property was transferred and Osisko holds an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Kan property.

Under other earn-in agreements, O3 Mining may earn a 100% interest in most of Osisko's exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon zinc project) upon completing expenditures of $26.0 million over the initial 7-year period; O3 Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over the initial 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 26 properties. During the six months ended June 30, 2020, O3 Mining invested approximately $0.2 million on these properties for a total to date of $6.8 million.

New properties acquired by O3 Mining in a designated area during the remaining of the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

As at June 30, 2020, the net book value of the properties under the earn-in agreements amounted to $31.7 million.

Coulon zinc project

The Coulon zinc project is located in the Middle North of the Province of Québec, Canada, and has a net book value of $10.0 million as at June 30, 2020.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Quarterly Dividends

The Board of Directors has approved the initiation of the Company's quarterly dividend program on November 17, 2014.

The following table provides details on the dividends declared and paid or payable:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000
Year 2019	0.20	n/a	n/a	29,976,000

February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000
May 12, 2020	0.05	June 30, 2020	July 15, 2020	8,259,000
August 5, 2020	0.05	September 30, 2020	October 15, 2020	tbd(ii)
Year-to-date 2020	0.15

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on September 30, 2020 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at June 30, 2020, the holders of 27.5 million common shares had elected to participate in the DRIP, representing dividends payable of $1.4 million. During the three and six months ended June 30, 2020, the Company issued 109,944 and 138,295 common shares, respectively, under the DRIP, at a discount rate of 3%. On July 15, 2020, 98,320 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 common shares.

During the three months ended March 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB Program for $3.9 million (average acquisition cost of $9.15 per share). The Company did not purchase any common shares under the 2019 NCIB program during the three months ended June 30, 2020.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Gold Market and Currency

Gold Market

Gold has rallied steadily since mid-March, to reach multi-year highs over US$1,900 per ounce in July for the first time since 2011. Bullion continued to deliver strong performance and was up 17% year-to-date through June 30, 2020, closing the second quarter with the largest rally in more than four years. Prices have posted a strong close at US$1,768 compared to the last pm fix of the first quarter of 2020 of US$1,609 per ounce.  The average price per ounce for the second quarter of 2020 was US$128 higher to US$1,711, the highest quarterly average since the fourth quarter of 2012.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2020-Q2 (YTD)	$1,772	$1,474	$1,645	$1,768
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146

In Canadian dollar terms, the average price per ounce of gold averaged $2,370 in the second quarter of 2020, compared to $2,129 in the first quarter of 2020 and $1,752 in the second quarter of 2019. The gold price closed the second quarter of 2020 at $2,410 per ounce, $127 higher than March 31, 2020.

Currency

The dollar traded between a range of 1.3383 to 1.4217 in the second quarter of 2020 to close at 1.3628 on June 30, 2020 compared to a close of 1.4187 on March 31, 2020. The Canadian dollar averaged 1.3853 in the second quarter of 2020 compared to 1.3449 in the first quarter of 2020 and 1.3377 in the second quarter of 2019.

The Bank of Canada has taken proactive measures in light of the negative effects to Canada's economy arising from the COVID-19 pandemic and the recent drop in oil prices. The Bank of Canada lowered its target for the overnight rate by 150 points in just 23 days in March bringing it to an historic low of 0.25%.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2020-Q2 (YTD)	1.4496	1.2970	1.3651	1.3628
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues	40,758	131,606	93,363	232,332
Cash margin (2)	27,813	31,513	63,135	62,135
Gross profit	19,121	19,688	40,743	37,934

Impairment of royalty, stream and other interests	-	-	26,300	-

Operating income (loss)	11,635	13,270	(507)	(15,056)
Net earnings (loss)	13,048	(6,547)	(270)	(33,096)
Net earnings (loss) per share - basic and diluted (3)	0.08	(0.04)	-	(0.21)

Total assets	2,128,588	2,042,960	2,128,588	2,042,960
Total long-term debt	421,652	326,050	421,652	326,050

Average selling price of gold (per ounce sold)
In C$ (4)	2,363	1,766	2,227	1,751
In US$	1,715	1,321	1,638	1,313

Operating cash flows	15,422	21,350	39,222	46,100

Dividend per common share

Weighted average shares outstanding (in thousands)
Basic	164,733	154,988	160,067	155,023
Diluted (3)	164,815	154,988	160,067	155,023

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) As a result of the net loss, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share for the three and six months ended June 30, 2020 and the three and six months ended June 30, 2019.

(4) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Overview of Financial Results

Financial Summary - second quarter of 2020

  Revenues from royalties and streams of $28.7 million ($40.8 million including offtakes) compared to $33.8 million ($131.6 million including offtakes) in Q2 2019;
  Gross profit of $19.1 million compared to $19.7 million in Q2 2019;
  Operating income of $11.6 million compared to $13.3 million in Q2 2019;
  Net earnings of $13.0 million or $0.08 per basic and diluted share, compared to a net loss of $6.5 million or $0.04 per basic and diluted share in Q2 2019;
  Adjusted earnings4  of $5.7 million or $0.03 per basic share1 compared to $8.2 million or $0.05 per basic share in Q2 2019; and
  Cash flows provided by operating activities of $15.4 million compared to $21.4 million in Q2 2019.

Revenues from royalties and streams decreased by $5.1 million in the second quarter of 2020 compared to the second quarter of 2019 as a result of the COVID-19 pandemic, partially offset by higher gold prices. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019 and the COVID-19 pandemic impact, partially offset by higher gold prices. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $19.1 million in the second quarter of 2020 compared to gross profit of $19.7 million in the second quarter of 2019. The decrease is mainly due to a lower cash margin as a result of lower deliveries of precious metals due to the COVID-19 pandemic, partially offset by a higher gold price and lower depletion of royalty, stream and other interests.

In the second quarter of 2020, the Company generated an operating income of $11.6 million compared to $13.3 million in the second quarter of 2019. The lower operating income is the result of a lower gross profit and higher general and administrative ("G&A") expenses. G&A expenses increased in the second quarter of 2020 to $5.8 million compared to $4.6 million in the second quarter of 2019 as a result of higher share-based compensation expense, higher professional fees and the integration of Barkerville to the consolidated results. Business development expenses decreased slightly to $1.6 million in the second quarter of 2020 compared to $1.8 million in the second quarter of 2019.

During the second quarter of 2020, the Company generated net earnings of $13.0 million compared to a net loss of $6.5 million in the second quarter of 2019. The variance is mainly due to a lower share of loss of associates of $7.3 million and a gain on dilution of investments of $10.4 million in 2020 compared to other net losses on investments in 2019, partially offset by a lower operating income in the second quarter of 2020.

Adjusted earnings1 were $5.7 million in the second quarter of 2020, compared to $8.2 million in the second quarter of 2019. The decrease was mainly the result of higher operating expenses, higher finance costs and a lower gross profit.

Net cash flows provided by operating activities in the second quarter of 2020 was $15.4 million compared to $21.4 million in the second quarter of 2019. Before changes in non-cash working capital items, cash flows from operations decreased to $18.6 million from $23.5 million, as a result of the lower cash margin and higher operating expenses.

____________________________________________

1     "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Financial Summary - first semester of 2020

  Revenues from royalties and streams of $66.6 million ($93.4 million including offtakes) compared to $67.3 million ($232.3 million including offtakes) in the first semester of 2019;
  Gross profit of $40.7 million compared to $37.9 million in the first semester of 2019;
  Operating loss of $0.5 million compared to $15.1 million in the first semester of 2019;
  Net loss of $0.3 million or $0.00 per basic and diluted share, compared to $33.1 million or $0.21 per basic and diluted share in the first semester of 2019;
  Adjusted earnings5 of $14.2 million or $0.09 per basic share1 compared to $14.1 million or $0.09 per basic share in the first semester of 2019; and
  Cash flows provided by operating activities of $39.2 million compared to $46.1 million in the first semester of 2019.

Revenues from royalties and streams were relatively stable in the first semester of 2020 compared to the first semester of 2019, despite the impact of the COVID-19 pandemic, as higher gold prices compensated for the reduced deliveries of precious metals under the royalty and stream agreements. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019 and the COVID-19 pandemic impact, partially offset by higher gold prices. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $40.7 million in the first semester of 2020 compared to gross profit of $37.9 million in the first semester of 2019. The increase is due to a higher cash margin and lower depletion of royalties, streams and other interests. The negative impact of the COVID-19 pandemic on the deliveries of precious metals was compensated by a higher gold price for the first 6 months of 2020.

In the first semester of 2020, the Company incurred an operating loss of $0.5 million as a result of an impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes). In the first semester of 2019, the Company had an operating loss of $15.1 million as a result of an impairment charge of $38.9 million on the Renard diamond stream interest ($28.6 million, net of income taxes). Excluding the impairment charges, operating income would have been $25.8 million in 2020 compared to $23.8 million in 2019, as a result of a higher gross profit, partially offset by higher operating expenses. The G&A expenses increased in the first semester of 2020 to $12.1 million compared to $10.5 million in the first semester of 2019 as a result of higher share-based compensation expense, higher professional fees and the integration of Barkerville to the consolidated results. Business development expenses decreased to $2.8 million in the first semester of 2020 compared to $3.5 million in the first semester of 2019 as a result of a lower salary charge.

During the first semester of 2020, the Company incurred a net loss of $0.3 million compared to a net loss of $33.1 million in the first semester of 2019. The variance is mainly due to a lower operating loss of $14.6 million, a lower share of loss of associates of $7.3 million and a gain on dilution of investments of $10.4 million in 2020 compared to other net losses on investments in 2019.

Adjusted earnings1 were $14.2 million in the first semester of 2020, virtually unchanged compared to $14.1 million in the first semester of 2019. Higher gross profit was offset by higher operating expenses finance costs.

Net cash flows provided by operating activities in the first semester of 2020 was $39.2 million compared to $46.1 million in the first semester of 2019, as a result of a negative impact of the non-cash working capital items in 2020. Before changes in non-cash working capital items, cash flows from operating activities were $46.5 million in the first semester of 2020 compared to $46.1 million in the first semester of 2019.

____________________________________________

1     "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three and six months ended June 30, 2020 and 2019 (in thousands of dollars, except amounts per share):

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
		$	$	$	$

Revenues	(a)	40,758	131,606	93,363	232,332

Cost of sales	(b)	(12,945)	(100,093)	(30,228)	(170,197)
Depletion of royalty, stream and other interests	(c)	(8,692)	(11,825)	(22,392)	(24,201)
Gross profit	(d)	19,121	19,688	40,743	37,934

Other operating expenses
General and administrative	(e)	(5,818)	(4,574)	(12,102)	(10,475)
Business development	(f)	(1,634)	(1,786)	(2,772)	(3,524)
Exploration and evaluation		(34)	(58)	(76)	(91)
Impairment of assets	(g)	-	-	(26,300)	(38,900)

Operating income (loss)		11,635	13,270	(507)	(15,056)

Other revenues (expenses), net	(h)	3,179	(19,441)	(1,323)	(26,934)

Earnings (loss) before income taxes		14,814	(6,171)	(1,830)	(41,990)

Income tax expense (recovery)	(i)	(1,766)	(376)	1,560	8,894

Net earnings (loss)		13,048	(6,547)	(270)	(33,096)

Net earnings (loss) per share
Basic and diluted		0.08	(0.04)	-	(0.21)

(a) Revenues are comprised of the following:

	Three months ended June 30,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,363	10,139	23,956	1,766	64,229	113,448
Silver sold	23	625,614	14,050	20	549,108	11,090
Diamonds sold(i)	79	4,222	335	101	44,240	4,453
Other (paid in cash)	-	-	2,417	-	-	2,615
			40,758			131,606

(i) The Renard diamond mine was put on care and maintenance in March 2020 for an indefinite period of time, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The diamonds sales during the three months ended June 30, 2020 are related to a sale process initiated in March 2020, but closed in June 2020.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

	Six months ended June 30,
	2020			2019
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,227	23,601	52,558	1,751	112,464	196,946
Silver sold	22	1,381,765	31,008	20	1,045,218	21,264
Diamonds sold(i)	91	48,296	4,408	105	85,473	8,977
Other (paid in cash)	-	-	5,389	-	-	5,145
			93,363			232,332

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $91 (US$65) per carat in the first semester of 2020 ($105 (US$79) in the first semester of 2019). The average selling price includes 9,185 incidental carats sold outside of the run of mine sales at an average price of $19 (US$13) per carat in the first semester of 2020 (13,678 incidental carats at an average price of $19 (US$14) per carat in the first semester of 2019). Excluding the incidental carats, 39,111 carats were sold at an average price of $108 (US$88) per carat in the first semester of 2020 (71,795 carats at an average price of $121 (US$91) per carat in the first semester of 2019).

The decrease in gold ounces sold in 2020 is mainly the result of the sale of the Brucejack offtake on September 15, 2019 as well as the impact of the COVID-19 pandemic (to a lesser degree). The increase in silver ounces sold in 2020 is mainly the result of higher silver ounces acquired under the stream and offtake agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2020 is mainly the result of sale of the Brucejack offtake on September 15, 2019 and the impact of the COVID-19 pandemic (to a lesser degree).

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease is due to the reduced deliveries of precious metals due to the COVID-19 pandemic, the mix of sales in 2020 compared to 2019, the sale of the Brucejack offtake on September 15, 2019 as well as the impact of impairment on the royalty, stream and offtake interests recognized in 2019.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

(d) The breakdown of gross profit per nature of interest is as follows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$

Royalty interests
Revenues	20,819	23,909	46,623	47,354
Cost of sales	(99)	(50)	(267)	(151)
Cash margin	20,720	23,859	46,356	47,203

Depletion	(4,159)	(5,051)	(10,665)	(10,917)
Gross profit	16,561	18,808	35,691	36,286

Stream interests
Revenues	7,914	9,872	19,944	19,927
Cost of sales	(1,392)	(3,401)	(4,585)	(6,894)
Cash margin	6,522	6,471	15,359	13,033

Depletion	(4,302)	(5,815)	(11,219)	(11,643)
Gross profit	2,220	656	4,140	1,390

Royalty and stream interests Cash margin	27,242	30,330	61,715	60,236
	94.8%	89.8%	92.7%	89.5%

Offtake interests
Revenues	12,025	97,825	26,796	165,051
Cost of sales	(11,454)	(96,642)	(25,376)	(163,152)
Cash margin	571	1,183	1,420	1,899
	4.7%	1.2%	5.3%	1.2%

Depletion	(231)	(959)	(508)	(1,641)
Gross profit	340	224	912	258

Total - Gross profit	19,121	19,688	40,473	37,934

(e) G&A increased to $5.8 million in the second quarter of 2020 compared to $4.6 million in the second quarter of 2019, and increased to $12.1 million in the first semester of 2020 compared to $10.5 million in the first semester of 2019, as a result of higher share-based compensation, higher professional fees and the integration of Barkerville to the consolidated results.

(f) Business development expenses decreased slightly to $1.6 million in the second quarter of 2020 compared to $1.8 million in the second quarter of 2019. For the first semester of 2020, business development expenses decreased to $2.8 million from $3.5 million in the corresponding period of 2019, mainly as a result of a lower salary charge.

(g) During the first semester of 2020, the Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream. The impairment charge is explained in the Impairment of assets section of this MD&A.

During the first semester of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on its Renard diamond stream.

(h) Other revenues, net, of $3.2 million in the second quarter of 2020 include a net gain on investment of $10.8 million (including a gain on dilution of investments in associates of $10.4 million) and interest revenues of $1.1 million, partially offset by finance costs of $6.6 million, a share of loss of associates of $1.5 million and a loss on foreign exchange of $0.6 million.

Other expenses, net, of $19.4 million in the second quarter of 2019 include finance costs of $5.8 million, a share of loss of associates of $8.8 million and losses on investments of $5.3 million (mainly from a net loss on disposal of investments of $4.9 million resulting mostly from the equity investments transferred or sold as part of the share repurchase transaction), partially offset by interest income of $0.8 million.

Other expenses, net, of $1.3 million in the first semester of 2020 include finance costs of $13.5 million and a share of loss of associates of $3.2 million, partially offset by a net gain on investments of $11.4 million (including a gain on dilution of investments in associates of $10.4 million), interest revenues of $2.2 million and a foreign exchange gain of $1.7 million.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Other expenses, net, of $26.9 million in the first semester of 2019 include finance costs of $11.5 million, a share of loss of associates of $10.5 million and a net loss on investments of $5.3 million (mainly from a net loss on disposal of investments of $4.2 million resulting mostly from the equity investments transferred or sold as part of the Share Repurchase transaction), partially offset by interest income of $2.0 million.

(i) The effective income tax rate for the second quarter of 2020 is 11.9% compared to 6.1% in the second quarter of 2019. The effective income tax rate for the first semester quarter of 2020 is 85.2% compared to 21.2% in the first semester of 2019. The statutory rate is 26.5% in 2020 and 26.6% in 2019. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.3 million and $0.5 million were paid during the three and six months ended June 30, 2020, respectively ($0.2 million and $0.4 million for the three and six months ended June 30, 2019, respectively).

Liquidity and Capital Resources

As at June 30, 2020, the Company's cash position amounted to $202.0 million compared to $108.2 million as at December 31, 2019. Significant variations in the liquidity and capital resources in the first six months 2020 are explained below under the Cash Flows section.

On April 1, 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million with Investissement Québec. The net proceeds from the private placement will be used for general working capital purposes. The common shares issued under the private placement are subject to a four-month hold period from the date of issuance. Fees related to the private placement amounted to $0.2 million.

The Company has a revolving credit facility (the "Facility") of $400.0 million with a maturity date of November 14, 2023. The Facility has an additional uncommitted accordion of up to $100.0 million for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests). In March 2020, the Company drew US$50.0 million on its credit facility to increase its liquidities in light of the uncertainties created by the COVID-19 pandemic. The amount outstanding as at June 30, 2020 was US$65.0 million ($88.6 million). As at June 30, 2020, the unused portion of the credit facility, excluding the $100.0 million accordion, was $311.4 million.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Cash flows
Operations	18,556	23,463	46,490	46,084
Working capital items	(3,134)	(2,113)	(7,268)	16
Operating activities	15,422	21,350	39,222	46,100
Investing activities	(43,674)	19,807	(82,322)	(26,587)
Financing activities	76,546	(64,989)	136,913	(107,679)
Effects of exchange rate changes on cash and cash equivalents	(4,648)	(1,076)	(65)	(2,510)
Increase (decrease) in cash	43,646	(24,908)	93,748	(90,676)
Cash - beginning of period	158,325	108,497	108,223	174,265
Cash - end of period	201,971	83,589	201,971	83,589

Operating Activities

Second quarter of 2020

Cash flows provided by operating activities in the second quarter of 2020 amounted to $15.4 million compared to $21.4 million in the second quarter of 2019.  The decrease is mainly due to the impact of the COVID-19 pandemic which reduced the cash margin (revenues less cost of sales) by $3.7 million. An additional $1.0 million is due to a negative impact of the non-cash working capital items and $0.9 million is due to higher G&A expenses. Before changes in non-cash working capital items, cash flows from operations decreased to $18.6 million from $23.5 million, as a result of the lower cash margin and higher operating expenses.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

First semester of 2020

Cash flows provided by operating activities for the first semester of 2020 amounted to $39.2 million compared to $46.1 million in the first semester of 2019.  The COVID-19 pandemic impacted negatively the sales for the second quarter of 2020, but it was more than offset by a higher cash margin during the first quarter of 2020 and higher realized gold prices. Before changes in non-cash working capital items, cash flows from operations increased slightly to $46.5 million from $46.1 million. The negative impact of the non-cash working capital items in 2020 is due to the payment of severance accrued in 2019, the payment of bonuses, higher amounts receivable and a reduction in accounts payable and accrued liabilities from suppliers.

Investing Activities

Second quarter of 2020

Cash flows used in investing activities amounted to $43.7 million in the second quarter of 2020 compared to cash provided by investing activities of $19.8 million in the second quarter of 2019.

In the second quarter of 2020, Osisko invested $18.4 million to acquire marketable securities and notes receivable (including $14.8 million for an additional investment in Osisko Mining) and $16.9 million to acquire royalties (including $8.5 million to improve the Gibraltar silver stream and $5.0 million to acquire a 3% NSR on the Santana gold project being developed by Minera Alamos Inc.). Investments in mining interests and plant and equipment were $11.6 million, mainly on the Cariboo gold property. The Company received proceeds of $3.1 million from the sale of marketable securities.

During the second quarter of 2019, Osisko invested $34.8 million in marketable securities (including $15.0 million in Victoria Gold Corp. and $7.5 million in Barkerville). The Company also disbursed $3.1 million in short-term investments. Proceeds on disposal of investments (mainly from the disposal of Dalradian Resources) generated $58.1 million during the second quarter of 2019.

First semester of 2020

Cash flows used in investing activities amounted to $82.3 million in the first semester of 2020 compared to $26.6 million in the first semester of 2019.

During the first semester of 2020, Osisko invested $33.9 million in marketable securities and notes receivable (including $14.8 million for an additional investment in Osisko Mining and $6.0 million to acquired common shares of Minera Alamos Inc.), and $24.4 million in acquisitions of royalty and stream interests (including $8.5 million to improve the Gibraltar silver stream, $6.5 million to acquire a 1.5% NSR royalty on the Pine Point project and $5.0 million to acquire a 3% NSR on the Santana gold project being developed by Minera Alamos Inc.). Investments in mining interests and plant and equipment were $26.4 million, mainly on the Cariboo gold property. The Company received proceeds of $3.4 million from the sale of marketable securities.

During the first semester of 2019, Osisko invested $40.5 million in marketable securities (including $15.0 million in Victoria Gold Corp. and $7.5 million in Barkerville), and $28.0 million in acquisitions of royalty and stream interests (including the last payments totalling $19.6 million on the Dublin Gulch property NSR royalty and a net payment of $5.0 million on the Falco Silver Stream). The Company also disbursed $16.2 million in short-term investments, including a $10.0 million loan to Falco. Proceeds on disposal of investments generated $58.5 million (mainly for the disposal of the investment in Dalradian Resources).

Financing Activities

Second quarter of 2020

In the second quarter of 2020, cash flows provided by financing activities amounted to $76.5 million compared to cash used of $65.0 million in the second quarter of 2019.

In the second quarter of 2020, the Company completed a private placement of common shares of $85.0 million with Investissement Québec. The Company paid dividends of $6.6 million to its shareholders and $1.0 million under its NCIB program.

In the second quarter of 2019, Osisko paid $58.1 million to acquire and cancel common shares held by Betelgeuse LLC ("Orion"). The Company also paid $7.5 million in dividends.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

First semester of 2020

In the first semester of 2020, cash flows provided by financing activities amounted to $136.9 million compared to cash used in financing activities of $107.7 million in the first semester of 2019.

In the first semester of 2020, the Company completed a private placement of $85.0 million with Investissement Québec. Osisko drew its revolving credit facility by US$50.0 million ($71.7 million), paid dividends of $14.2 million to its shareholders and invested $3.9 million under its NCIB program.

In the first semester of 2019, Osisko repaid $30.0 million on its revolving credit facility, paid $58.1 million to acquire and cancel common shares held by Orion,  paid $11.9 million under the 2018 NCIB program and $13.8 million in dividends to its shareholders. The exercise of share options generated $6.2 million and the employee share purchase plan generated $0.1 million.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2020		2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

GEOs	12,386	18,159	20,479	18,123	19,651	19,753	20,005	20,006
Cash and cash equivalents	201,971	158,325	108,223	123,702	83,589	108,497	174,265	137,188
Short-term investments	21,105	21,228	20,704	25,844	16,165	13,119	10,000	10,000
Working capital	162,996	117,090	112,494	150,845	89,668	107,328	174,596	281,858
Total assets	2,128,588	2,016,189	1,947,253	1,948,355	2,042,960	2,160,816	2,234,646	2,441,668
Total long-term debt	421,652	423,499	349,042	347,638	326,050	324,355	352,769	419,680
Equity	1,604,676	1,492,346	1,493,446	1,506,287	1,534,872	1,727,396	1,771,595	1,868,196
Revenues	40,758	52,605	51,032	109,235	131,606	100,726	115,337	111,702
Net cash flows from operating activities	15,422	23,800	17,204	28,294	21,350	24,750	18,559	20,636
Impairment of assets, net of income taxes	3,117	(19,300)	(148,600)	(58,952)	-	(28,600)	(123,655)	-
Net earnings (loss)	13,048	(13,318)	(155,175)	(45,924)	(6,547)	(26,549)	(113,882)	5,474
Basic and diluted net earnings (loss) per share	0.08	(0.09)	(1.04)	(0.32)	(0.04)	(0.17)	(0.73)	0.04
Weighted average shares outstanding (000's)
- Basic	164,733	155,374	149,912	144,446	154,988	155,059	156,336	156,252
- Diluted	164,815	155,374	149,912	144,446	154,988	155,059	156,336	156,263
Share price - TSX - closing	13.56	10.50	12.62	12.31	13.65	15.01	11.97	9.80
Share price - NYSE - closing	10.00	7.44	9.71	9.30	10.44	11.24	8.78	7.59
Warrant price - TSX - closing OR.WT	0.31	0.16	0.25	0.445	0.51	0.80	0.37	0.70
Debenture price - TSX - closing(2) OR.DB	101.34	94.75	101.08	101.75	102.90	103.00	98.99	99.00
Price of gold (average US$)	1,711	1,583	1,481	1,485	1,309	1,304	1,226	1,213
Closing exchange rate(3) (US$/Can$)	1.3628	1.4187	1.2988	1.3243	1.3087	1.3363	1.3642	1.2945

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(3) Bank of Canada Daily Rate.

During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec.

During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes).

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares from Orion for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

During the second quarter of 2019, the Company repurchased 7,319,499 of its common shares from Orion for $103.2 million, paid in cash (from the sale of all of the common shares held by Osisko in Dalradian) and in the form of the transfer of investments in associates and other investments.

During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream and fully reimbursed the outstanding amount of $30.0 million under its revolving credit facility.

During the fourth quarter of 2018, Osisko received the payment of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase by December 31, 2018 OBL's interest in the Brucejack gold and silver stream. The Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes) including $148.5 million on the Éléonore NSR royalty ($109.1 million, net of income taxes) and reimbursed $71.7 million on its credit facility.

Outlook

On March 23, 2020, given the uncertainties with respect to future developments related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak, the actions taken to contain or treat the COVID-19 outbreak, and impacts on mining operations, Osisko announced the withdrawal of its 2020 production guidance until further notice.

As the main mining assets on which Osisko holds a royalty, stream or other interest have mostly returned to operations, Osisko has updated its guidance for the six months and the year ending December 31, 2020. This guidance excludes any potential impact on GEOs and cash margins if the Renard diamond mine would restart its operations in 2020 or if additional periods of care and maintenance were announced in light of the development of the COVID-19 pandemic.

	Six months ending December 31, 2020 (i)			Year ending December 31, 2020 (i)
	Low	High	Cash margin	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)	(GEOs)	(GEOs)	(%)

Royalty interests	24,800	26,250	100	45,500	46,950	100
Stream interests	8,000	8,450	87	17,150	17,650	81
Offtake interests	200	300	2	850	900	3
	33,000	35,000		63,500	65,500

(i) Excluding any potential revenues from the Renard diamond mine for the six months ending December 31, 2020.

For the full year 2020 guidance, actual results were used for the first semester and added to the forecast for the second semester of the year. For the outlook of the last 6 months of 2020, silver and cash royalties have been converted to GEOs using commodity prices of US$1,900 per ounce of gold, US$22 per ounce of silver and an exchange rate (US$/C$) of 1.33.

Corporate Update

On April 6, 2020, the Company announced that the Hon. John Baird has been appointed to its Board of Directors. Mr. Baird was a Member of Parliament for three terms, serving with distinction in a number of senior cabinet portfolios. He served as Canada's Foreign Affairs Minister for four years. Prior to his service in Ottawa, he was Member of Provincial Parliament in Ontario for ten years, where he served in senior cabinet portfolios including as Minister of Energy and Minister of Community and Social Services. He is a director of Canadian Pacific, Canfor, FWD Group and PineBridge Investments, and is an advisor to Hatch, Barrick Gold, Bennett Jones LLP and the Eurasia Group.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Annual General Meeting

Due to public health concerns regarding the COVID-19 pandemic and to support the health and well-being of the Company's shareholders, employees, families and others who usually attend the annual meeting of shareholders, Osisko held its annual general meeting (the "Annual Meeting") virtually on June 22, 2020. At the Annual Meeting, each of the 9 nominees listed in the management information circular filed on May 20, 2020 with regulatory authorities were elected as directors of the Company. In addition, all resolutions submitted to a vote were approved by the shareholders.

Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment  (other than right-of-use assets), and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the six months ended June 30, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020

Royalties	44,035	272	42	2,274	-	46,623
Streams	6,827	8,235	974	-	3,908	19,944
Offtakes	26,796	-	-	-	-	26,796

	77,658	8,507	1,016	2,274	3,908	93,363

2019

Royalties	45,113	170	37	2,034	-	47,354
Streams	10,741	4,759	868	-	3,559	19,927
Offtakes	165,051	-	-	-	-	165,051

	220,905	4,929	905	2,034	3,559	232,332

	(i) 65% of revenues from North America were generated from Canada and the United States for the six months ended June 30, 2020 (92% for the six months ended June 30, 2019).

For the six months ended June 30, 2020, one royalty interest generated revenues of $27.0 million ($30.0 million for the six months ended June 30, 2019), which (excluding revenues generated from the offtake interests) represented 41% of revenues (44% of revenues for the six months ended June 30, 2019).

For the six months ended June 30, 2020, revenues generated from precious metals and diamonds represented 93% and 5% of revenues, respectively (90% and 7% excluding offtakes, respectively). For the six months ended June 30, 2019, revenues generated from precious metals and diamonds represented 95% and 4% of revenues, respectively (83% and 13% excluding offtakes, respectively).

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at June 30, 2020 and December 31, 2019, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

June 30, 2020

Royalties	567,439	31,697	9,931	9,270	-	15,215	633,552
Streams	180,013	202,104	2,083	-	30,390	60,281	474,871
Offtakes	6,513	-	8,690	-	5,047	-	20,250

	753,965	233,801	20,704	9,270	35,437	75,496	1,128,673

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

	(i) 96% of net interests from North America are located in Canada and the United States as at June 30, 2020 and December 31, 2019.

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are almost exclusively located in Canada, and are detailed as follow as at June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019 (in thousands of dollars):

	June 30, 2020	December 31, 2019
	$	$
Net assets

Mining interests, plant and equipment	360,642	333,778
Exploration and evaluation assets	43,065	42,949
	403,707	376,727

	Six months ended June 30,
	2020	2019
	$	$
Expenses
Exploration and evaluation	76	91

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Related Party Transactions

During the three and six months ended June 30, 2020 and 2019, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and access to offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss) (in thousands of dollars):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	261	202	552	399
Business development expenses	128	631	556	1,166
Total amounts invoiced to associates	389	833	1,108	1,565

An amount of $1.2 million (including sales taxes) is receivable from associates and included in amounts receivable as at June 30, 2020 ($0.5 million as at December 31, 2019).

During the three and six months ended June 30, 2020, interest revenues of $0.7 million and $1.3 million ($0.1 million and $0.3 million during the three and six months ended June 30, 2019) were accounted for with regards to notes receivable from associates. As at June 30, 2020, interests receivable from associates of $2.2 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans and notes receivable from associates amounted to $30.9 million as at June 30, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

Contractual Obligations and Commitments

Investments in royalty and stream interests

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$2.5 million US$5.0 million	Completion of an equity financing for proceeds of no less than US$6.0 million. Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(6) Under the silver stream, transfer payments were totaling US$2.75 per ounce of silver delivered up to April 24, 2020 and nil thereafter following an amendment to the silver stream agreement in April 2020. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(7) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a 23.4% shareholder of Lydian following a credit bid transaction.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements.

Outstanding Share Data

As of August 5, 2020, 165,651,395 common shares were issued and outstanding. A total of 4,718,701 share options and 5,480,000 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Investissement Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Subsequent Event to June 30, 2020

Dividends

On August 5, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 15, 2020 to shareholders of record as of the close of business on September 30, 2020.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and the additional risk below.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three and six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP. In response to the COVID-19 pandemic, the Company asked its employees to work from home. This change requires certain controls and procedures that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Company's internal controls during the three and six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, DCP.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three and six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the ICFR. In response to the COVID-19 pandemic, the Company asked its employees to work from home. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Company's internal controls during the three and six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2019 and in the unaudited interim consolidated financial statements for the three and six months ended June 30, 2020, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2019 and in the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

"Adjusted earnings" is defined as "Net earnings (loss)" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", including impairment on financial assets and investments in associates, "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss)	13,048	(6,547)	(270)	(33,096)

Adjustments:
Impairment of assets	3,117	-	30,323	38,900
Foreign exchange loss (gain)	544	484	(1,557)	1,643
Unrealized (gain) loss on investments	(13,923)	5,298	(15,458)	5,333
Share of loss of associates	1,458	8,780	3,174	10,542
Deferred income tax expense (recovery)	1,489	216	(2,025)	(9,266)

Adjusted earnings	5,733	8,231	14,187	14,056

Weighted average number of common shares outstanding (000's)	164,733	154,988	160,067	155,023

Adjusted earnings per basic share	0.03	0.05	0.09	0.09

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, any estimate of gold equivalent ounces to be received in 2020, the realization of the anticipated benefits deriving from Osisko's investments and transactions, and Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen Sean Roosen Chair and Chief Executive Officer August 5, 2020

Osisko Gold Royalties Ltd 2020 - Second Quarter Report	Management's Discussion and Analysis

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Sandeep Singh, President
The Hon. John R. Baird	Benoit Brunet, Vice President, Business Strategy
Françoise Bertrand	Iain Farmer, Vice President, Corporate Development
John F. Burzynski	André Le Bel, Vice President, Legal Affairs and
Christopher C. Curfman	Corporate Secretary
William Murray John	Luc Lessard, Senior Vice President, Technical Services
Pierre Labbé Charles E. Page	Frédéric Ruel, Vice President, Finance and Chief Financial Officer
François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Warrants:  OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures:   OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:               OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.